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Pricing Supplement dated January 8, 2001                         Rule #424(b)(3)
(To Prospectus dated April 6, 2000)                        File No.  333 - 33136

                                  ADVANTA CORP.

                          For use only by residents of:
            CA, CO, CT, DE, FL, GA, KS, MA, MD, MN, NJ, NY, OR and PA


                            ADVANTA INVESTMENT NOTES

               PRINCIPAL AMOUNT                                           PRINCIPAL AMOUNT
              $5,000 TO $49,999                                             $50,000 PLUS
---------------------------------------------                  ---------------------------------------

                      INTEREST                                                 INTEREST
  TERM                  RATE            APY*                     TERM            RATE            APY*
  ----                  ----            ----                     ----            ----            ----
91 days                 8.25%           8.60%                  91 days           8.25%           8.60%

 6 month               10.44%          11.00%                   6 month         10.66%          11.25%

12 month               11.11%          11.75%                  12 month         11.33%          11.99%

18 month               11.15%          11.79%                  18 month         11.38%          12.05%

24 month               11.20%          11.85%                  24 month         11.42%          12.10%

30 month               11.24%          11.89%                  30 month         11.47%          12.15%

48 month               11.29%          11.95%                  48 month         11.51%          12.20%

60 month               11.33%          11.99%                  60 month         11.56%          12.25%



                    REDIRESERVE VARIABLE RATE CERTIFICATES**

                                                     INTEREST
                            TIER                       RATE                 APY*
                            ----                       ----                 ----
                     $   100 to $ 4,999                5.25%               5.39%

                     $ 5,000 to $24,999                8.25%               8.60%

                     $25,000 to $49,999                8.50%               8.87%

                     $50,000 plus                      8.75%               9.14%



                            Minimum Investment $5,000
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                               RECENT DEVELOPMENTS

On January 8, 2001, Advanta Corp. ("Advanta") announced that it had signed a definitive agreement to sell its mortgage business to Chase Manhattan Mortgage Corporation, a subsidiary of J.P. Morgan Chase & Co. The sale includes Advanta's $15.8 billion mortgage loan servicing and subservicing portfolio with over 200,000 customers and other net assets. The sale is subject to approval of Advanta's stockholders and certain regulatory filings and approvals. The transaction is expected to close in the first quarter of 2001. The sale will be a cash transaction in which Advanta expects to receive a price in excess of book value for the assets being sold. The sale will enable Advanta to further concentrate on the small business market, primarily through its profitable business credit card business. Advanta continues to pursue strategic alternatives for its Leasing business.

AN OFFER CAN ONLY BE MADE BY THE PROSPECTUS DATED APRIL 6, 2000, IN CONJUNCTION WITH THIS PRICING SUPPLEMENT. SEE "RISK FACTORS" BEGINNING AT PAGE 7 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES AND REDIRESERVE CERTIFICATES. THE NOTES AND REDIRESERVE CERTIFICATES REPRESENT OBLIGATIONS OF ADVANTA CORP. AND ARE NOT INSURED OR GUARANTEED BY THE FDIC OR ANY GOVERNMENTAL OR PRIVATE ENTITY.

* The Annual Percentage Yield (APY) assumes all interest reinvested daily at the stated rate.

** The interest rate we pay on any particular RediReserve Certificate depends on the tier into which the holder's end-of-the-day balance falls. We will not pay interest on a RediReserve Certificate for any day on which the end-of-the-day balance is less than $100. Interest rates and annual percentage yields for each tier may change from week to week and will apply to outstanding RediReserve Certificates. We currently set the interest rates each Sunday and they are effective through Saturday. Interest rates for each one week period, currently commencing on Sunday, will be at least equal to the rate on the thirteen week U.S. Treasury Bill auctioned on the immediately preceding Monday less one percent (1%).

                            FOR MORE INFORMATION CALL

                                 1-800-223-7074




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